Exhibit 99.1

FOR IMMEDIATE RELEASE	December 2, 2020

CELESTICA REAFFIRMS Q4 2020 GUIDANCE AND PROVIDES AN UPDATE ON NEAR-TERM EXPECTATIONS IN ADVANCE OF JOINT DESIGN AND MANUFACTURING BRIEFING FOR ANALYSTS AND INVESTORS

TORONTO, Canada - Celestica Inc. (NYSE: CLS)(TSX: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, will host an analyst and investor meeting today to provide an update on its Joint Design and Manufacturing (JDM) business. Celestica has been investing in its JDM business for the last 10 years. Today, the JDM business has over 500 design engineers, over 280 patents, launched over 150 programs and shipped over 2.5 million units.

Celestica today also reaffirmed its fourth quarter of 2020 revenue and non-IFRS adjusted earnings per share* financial guidance, and updated near-term expectations** as follows:

•	2020 JDM revenue is expected to exceed $800 million, up over 80% compared to 2019; JDM revenue is expected to continue to grow in 2021, albeit at a lower rate
•	As anticipated, non-JDM Connectivity & Cloud Solutions (CCS) segment revenue† is expected to decline in 2021 compared to 2020 primarily due to the disengagement from programs with Cisco Systems, Inc. (Cisco Disengagement)
•	Advanced Technology Solutions (ATS) segment revenue† is targeted to grow 10% in 2021 compared to 2020
•	ATS segment margin† is expected to be within its target range of 5% to 6% by the end of 2021
•	CCS segment margin† is expected to be within its target range of 2% to 3% in 2021
•	Celestica is on track to generate at least $100 million of non-IFRS free cash flow* in 2020; also expecting to achieve this goal in 2021
•	Over 50 potential M&A targets reviewed in 2020 through defined investment filter; intend to continue to assess M&A transactions against alternative uses of cash
•	Intention in the near term is to repurchase shares under recently-announced share buy-back program if trading price below tangible book value

Celestica’s management will discuss these updates and provide an update on its JDM business on its previously-announced analyst and investor meeting today at 4:00pm ET. To participate in the meeting in listen-only mode, please dial (647) 788-4919 or 1 (877) 291-4570. To ensure your participation, please call in approximately ten minutes prior to the scheduled start of the call. Analysts will have the opportunity for a Q&A with speakers following the formal remarks. A webcast is also available at: https://onlinexperiences.com/Launch/QReg/ShowUUID=D17311B8-8E5F-460E-A143-D9B5E264D255. A recorded webcast will be available approximately two hours after completion of the call, and will be available for 12 months thereafter. To access the recorded webcast visit www.celestica.com.

*Non-IFRS (International Financial Reporting Standards) measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS or U.S. generally accepted accounting principles (GAAP). See “Non-IFRS Measures” below.

** Subject in all cases to the risks set forth in the Cautionary Note Regarding Forward-Looking Statements below, including the impact of COVID-19.

† Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense (A&D), industrial, energy, HealthTech and capital equipment (semiconductor, display, and power & signal distribution equipment) businesses. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2019 audited consolidated financial statements for further detail.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, HealthTech, industrial, capital equipment, and energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit www.celestica.com.

Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Contacts:

Celestica Global Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements, including, without limitation, financial projections and guidance, as well as statements related to our targets, strategies, expectations and anticipated operating results. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: the scope, duration and impact of the coronavirus disease 2019 (COVID-19) pandemic, including its severe, prolonged and continuing adverse impact on the commercial aerospace industry due to quarantines, travel restrictions, business curtailments, resurgences of the virus and safety concerns; customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; our customers' ability to compete and succeed with our products and services; the cyclical nature of our capital equipment business, particularly our semiconductor and display businesses; competitive factors and adverse market conditions affecting the electronic manufacturing services industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize); changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; delays in the delivery and availability of components, services and materials; changes in customer demand; the inability to maintain adequate utilization of our workforce; the expansion or consolidation of our operations; defects or deficiencies in our products, services or designs; integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements; negative impacts on our business resulting from outstanding third-party indebtedness, including as a result of the inability to sell desired amounts under our uncommitted accounts receivable sales program; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; customer, competitor and/or supplier consolidation; compliance with customer-driven policies and standards, and third party certification requirements, including climate change and other social responsibility initiatives; challenges associated with new customers or programs, or the provision of new services; the impact of restructuring actions and productivity initiatives, including a failure to achieve anticipated benefits from actions associated with our review of our CCS segment revenue portfolio (CCS Review), including the Cisco Disengagement; the incurrence of future restructuring charges, impairment charges or operating losses; managing our business during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of events outside of our control, including, among others: Britain's departure from the European Union (Brexit), policies or legislation proposed or instituted by the current or new administration in the U.S., uncertainty surrounding the outcome and impact of the recent presidential election in the U.S., the potential impact of significant tariffs on items imported into the U.S. and related countermeasures, and/or the impact of (in addition to COVID-19) other widespread illness or disease; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; execution or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial obligations and to pursue desirable business opportunities; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness; foreign currency volatility; our global operations and supply chain; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to protect intellectual property and confidential information; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; computer viruses, malware, hacking attempts or outages that may disrupt our operations; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; unanticipated disruptions to our cash flows; a failure to qualify for and/or collect anticipated COVID-19-related governmental subsidies, grant or credits (COVID Subsidies); compliance with applicable laws, regulations, and government subsidies, grants or credits; the management of our information technology systems; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; interest rate fluctuations; deterioration in financial markets or the macro-economic environment; and current or future litigation, governmental actions, and/or changes in legislation or accounting standards. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our 2019 Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: fluctuation of production schedules from our customers in terms of volume and mix of products or services; the scope and duration of the COVID-19 pandemic and its impact on our sites, customers and supply chain; our ability to qualify for specified COVID Subsidies; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; supplier performance, pricing and terms; compliance by third parties with their contractual obligations and the accuracy of their representations and warranties; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for recently-imposed tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; our having sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the impact of actions associated with the CCS Review (including the Cisco Disengagement) on our business, and that we achieve the anticipated benefits therefrom; anticipated demand strength in certain of our businesses; and anticipated demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Non-IFRS Measures

In this press release, we refer to non-IFRS adjusted earnings per share and non-IFRS free cash flow (each as defined in Schedule I to our third quarter of 2020 earnings press release, available at www.sedar.com and www.sec.gov). These non-IFRS measures do not have any standardized meanings prescribed by IFRS and may not be comparable to similar measures presented by other public companies that use IFRS, or who report under U.S. GAAP and use non-GAAP measures to describe similar operating metrics.

Management uses these measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; and to enhance investors’ understanding of the core operating results of Celestica’s business. We believe investors use both IFRS and non-IFRS measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures.